SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MMRGLOBAL, INC.
 ________________________________________________________
(Name of Issuer)

Common Stock, par value $0.001 per share
 ________________________________________________________
(Title of Class of Securities)

55314U207
________________________________________________________
(CUSIP Number)

Robert H. Lorsch
Chief Executive Officer
The RHL Group, Inc.
P.O. Box 17034
Beverly Hills, CA 90210
(310) 476-7002
________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2015
________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  55314U207

1.	NAMES OF REPORTING PERSON The RHL Group, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of California, United States of America Citizen of USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 79,371,696 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 79,371,696

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,371,696 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5% (2)

14.	TYPE OF REPORTING PERSON CO

(1)

Consists of (i) 29,690,979 shares of common stock, (ii) warrants to purchase a total of 8,014,050 shares of common stock, and (iii) conversion right under a promissory note which allows the RHL Group to convert up to $500,000 worth of principal at one cents per share, yielding 41,666,667 shares of common stock if the full amount were to be converted.

(2)

Based on 250,060,616 shares of MMRGlobal, Inc. common stock, par value $0.001 per share, outstanding as of June 08, 2016, plus 49,680,717 shares of MMRGlobal, Inc. common stock issuable upon the exercise of outstanding warrants and conversion rights which are exercisable within 60 days of June 08, 2016.

CUSIP No.  55314U207

1.	NAMES OF REPORTING PERSON Robert H. Lorsch

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 14,699,752 8. SHARED VOTING POWER 79,371,696 (1) 9. SOLE DISPOSITIVE POWER 14,699,752 10. SHARED DISPOSITIVE POWER 79,371,696 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,071,448 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% (3)

14.	TYPE OF REPORTING PERSON IN

(1)	Reflects securities directly held by The RHL Group, Inc., which is wholly-owned and controlled by Mr. Lorsch.

(2)

Consists of (i) 1,863,752 shares of common stock held directly by Mr. Lorsch and 29,690,979 shares of common stock held directly by The RHL Group, Inc., (ii) warrants held by The RHL Group, Inc. to purchase 8,014,050 shares of common stock, (iii) a conversion right under a The RHL Group promissory note which allows the RHL Group to convert up to $500,000 worth of principal at one cents per share, yielding 41,666,667 shares of common stock if the full amount were to be converted, and (iv) stock options and warrants held by Mr. Lorsch to purchase 12,836,000 shares of common stock.

(3)

Based on 250,060,616 shares of MMRGlobal, Inc. common stock, par value $0.001 per share, outstanding as of June 08, 2016, plus 12,836,000 shares of MMRGlobal, Inc. common stock issuable upon the exercise of outstanding warrants and conversion rights which are exercisable within 60 days of June 08, 2016.

Introduction

This constitutes Amendment No. 5 to the statement on Schedule 13D, filed on behalf of The RHL Group, Inc., a corporation organized under the laws of the State of California ("The RHL Group"), and Robert H. Lorsch (together with The RHL Group, the "Reporting Persons"), dated January 30, 2009 (the "Statement"), relating to the common stock, par value $0.001 per share of MMRGlobal, Inc. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

Item 1.    Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety with the following:

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Issuer Common Stock"), of MMRGlobal, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). The Issuer was formerly known as Favrille, Inc. The Issuer currently utilizes space at facilities located at 4401 Wilshire Blvd., Beverly Hills, CA.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by including the following:

On August 6, 2009, the Issuer granted to Mr. Lorsch an option to purchase 1,800,000 shares of Issuer Common Stock at an exercise price of $0.625 per share, the closing price of the Issuer's Common Stock on the date immediately preceding the date of grant, with all shares being vested as of the date of this Amendment No. 5. Mr. Lorsch received the foregoing stock option pursuant to his employment agreement with the Issuer, dated as of January 27, 2009.

On May 12, 2010, the Issuer and The RHL Group entered into a Waiver Agreement, pursuant to which, in consideration of The RHL Group's waiver of MMR's payment default under that certain Fourth Amended and Restated Note (the "Fourth Note"), issued by MMR to The RHL Group on April 29, 2010, the Issuer granted to The RHL Group a warrant to purchase an aggregate of 522,937 shares of Issuer Common Stock (the "RHL Warrant"), with an exercise price equal to $1.05 per share, the closing price of the Issuer's Common Stock on the effective date of the Fourth Note.

On May 20, 2010, The RHL Group exercised a warrant to purchase 320,000 shares of Issuer Common Stock at an exercise price of $0.625 per share.

On July 8, 2010, Mr. Lorsch exercised an option to purchase 141,321 shares of the Issuer Common Stock at an exercise price of $0.625 per share.

From March 10 to March 25, 2011, Mr. Lorsch exercised an option to purchase a total of 48,000 shares of the Issuer Common Stock at an exercise price of $0.625 per share.

On May 27, 2011, The RHL Group exercised a warrant to purchase 320,000 shares of Issuer Common Stock at an exercise price of $0.625 per share.

On May 10, 2011, the Issuer granted RHL Group an option to purchase 559,314 shares of Issuer Common Stock at 0.255 per share in conjunction with the Fifth Amended Note.

On November 11, 2011, the Issuer granted RHL Group (i) 25,000 shares of Issuer Common Stock at 0.230 per share, and (ii) an option to purchase 125,000 shares of Issuer Common Stock at an exercise price of $0.230 per share, with all shares being vested immediately.

On April 6, 2012, the Issuer granted Mr. Lorsch (i) 94,000 shares of Issuer Common Stock at 0.1595 per share, (ii) an option to purchase 250,000 shares of Issuer Common Stock at an exercise price of $0..300 per share, with all shares being vested annually over two years, and (iii) a warrant to purchase 94,000 shares of Issuer Common Stock at an exercise price of $0.1595 per share.

On April 19, 2012, The RHL Group exercised a warrant to purchase 200,000 shares of Issuer Common Stock at an exercise price of $0.255 per share.

On June 26, 2012, the Issuer granted The RHL Group an option to purchase 570,440 shares of Issuer Common Stock at 0.100 per share in conjunction with the Sixth Amended Note.

On June 27, 2012, the Issuer granted The RHL Group Conversion Rights as part of the Seventh Amended and Restated Secured Promissory Note dated July 30, 2012, which provides The RHL Group with the right to convert up to $500,000 of the outstanding and unpaid principal and accrued interest, if any, at the time of conversion at two cents per share. The conversion right is valid until the Promissory Note and any future amendments are superseded or paid in full.

On July 31, 2012, the Issuer granted The RHL Group a warrant to purchase 611,087 shares of Issuer Common Stock at an exercise price of $0.100 per share in consideration for The RHL Group providing guarantees totaling $763,858 in connection with the renewal of convertible notes dated 9/21/2010, 4/15/2011, 7/19/2011, 7/26/2010, and 12/1/2010. The warrant was fully vested as of 07/31/2012.

On April 29, 2013, the Issuer granted The RHL Group Conversion Rights as part of the Eight Amended and Restated Secured Promissory Note dated April 29, 2013, which provides The RHL Group with the right to convert up to $500,000 of the outstanding and unpaid principal and accrued interest, if any, at the time of conversion at two cents per share. The conversion right is valid until the Promissory Note and any future amendments are superseded or paid in full.

On May 10, 2013, the Issuer granted Mr. Lorsch 250,000 shares of Issuer Common Stock at $0.300 per share as an incentive with a vesting date of January 14, 2014.

On August 13, 2013, the Issuer granted The RHL Group a warrant to purchase 570,440 shares of Issuer Common Stock at 0.250 per share in conjunction with the Eight Amended Note.

On December 31, 2013, the Issuer granted Mr. Lorsch 200,000 shares of Issuer Common Stock at $0.250 per share as an incentive with a vesting date of January 14, 2015.

On April 29, 2014, the Issuer granted The RHL Group Conversion Rights as part of the Ninth Amended and Restated Secured Promissory Note dated April 29, 2014, which provides The RHL Group with the right to convert up to $500,000 of the outstanding and unpaid principal and accrued interest, if any, at the time of conversion at two cents per share. The conversion right is valid until the Promissory Note and any future amendments are superseded or paid in full.

On July 10, 2014, the Issuer granted The RHL Group a warrant to purchase 556,313 shares of Issuer Common Stock at 0.175 per share in conjunction with the Ninth Amended Note.

On February 17, 2015, the Issuer granted Mr. Lorsch 200,000 shares of Issuer Common Stock at $0.045 per share in exchange for a reduction in related party payables.

On February 18, 2015, the Issuer granted The RHL Group 200,000 shares of Issuer Common Stock at $0.045 per share in exchange for a reduction in debt.

On May 19, 2015, the Issuer granted The RHL Group 8,000,000 shares of Issuer Common Stock at $0.015 per share in exchange for a reduction in debt.

On May 20, 2015, the Issuer granted The RHL Group Conversion Rights as part of the Tenth Amended and Restated Secured Promissory Note dated May 20, 2015, which provides The RHL Group with the right to convert up to $500,000 of the outstanding and unpaid principal and accrued interest, if any, at the time of conversion at two cents per share. The conversion right is valid until the Promissory Note and any future amendments are superseded or paid in full.

On May 20, 2015, the Issuer granted The RHL Group an option to purchase 352,929 shares of Issuer Common Stock at 0.015 per share in conjunction with the Tenth Amended Note.

On October 22, 2015, the Issuer granted The RHL Group 9,200,000 shares of Issuer Common Stock at $0.019 per share in exchange for a reduction in debt.

On May 12, 2016, The RHL Group, Inc., an entity affiliated with our Chairman & CEO Robert H. Lorsch, elected to purchase 5,000,000 shares of common stock at a price of $0.02 per share in consideration of partial waiver of principal amount under the Tenth Amended Note.

On May 12, 2016, the Issuer granted Robert H. Lorsch, our Chairman & CEO, a warrant to acquire 10,000,000 shares of common stock in consideration for services. The warrant has an exercise price of $0.02 per share, with an expiration date of May 13, 2019, and is immediately vested at the date of grant.

On June 06, 2016, the Issuer granted The RHL Group Conversion Rights as part of the Eleventh Amended and Restated Secured Promissory Note dated July 30, 2012, which provides The RHL Group with the right to convert up to $500,000 of the outstanding and unpaid principal and accrued interest, if any, at the time of conversion at one and 2 tenths of a cent Per share (.012). The conversion right is valid until the Promissory Note and any future amendments are superseded or paid in full.

On June 06, 2016, the Issuer granted The RHL Group an option to purchase 2,777,714 shares of Issuer Common Stock at $.0125 per share in conjunction with the Eleventh Amended Note

Any references to, and/or descriptions of the Stock Option Agreement(s), between the Issuer and Mr. Lorsch, the Lorsch Warrant(s), the RHL Warrant(s) and the RHL Conversion Rights are not intended to be complete and are qualified in their entirety by reference to the full of text of such documents.

Item 4.    Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by including the following:

This Amendment No. 5 is being filed to report that, since the filing of the Statement, a material change occurred in the percentage of shares of Issuer Common Stock beneficially owned by the Reporting Persons. The material change occurred solely because of the reasons set forth in Item 3 of this Amendment No. 5, which is incorporated herein by this reference. Furthermore the Company completed a five for one reverse split on February 5, 2016. Also based on the $500,000 conversion feature the Company's Amended and restated notes to The RHL Group including the Eleventh Amended and Restated Secured Promissory significantly greater number of shares are subject to being converted within the next sixty days at the option of the noteholder.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Statement and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated by reference herein.

(a)-(b)

The RHL Group directly owns (i) 29,690,979 shares of Issuer Common Stock, (ii) warrants to purchase 8,014,050 shares of Issuer Common Stock, and (iii) a conversion right which allows them to purchase up to 41,666,667 shares of Issuer Common Stock through the conversion of up to $500,000 of principal and unpaid interest under the Eleventh Amended and Restated Secured Promissory Note dated June 06, 2016 which collectively represents approximately 26.5% of the outstanding shares of Issuer Common Stock, based on 250,060,616 shares of Issuer Common Stock outstanding as of June 06, 2016. As described in Item 2, Mr. Lorsch is the Chief Executive Officer of The RHL Group and has a 100% ownership interest in The RHL Group. Therefore, Mr. Lorsch may be deemed to be the beneficial owner of the Issuer Common Stock beneficially held by The RHL Group and The RHL Group shares voting and dispositive power over such shares of Issuer Common Stock with Robert H. Lorsch.

Mr. Lorsch directly owns (i) 1,863,752 shares of Issuer Common Stock, and (ii) stock options and warrants to purchase 12,836,000 shares of common stock. As holder of a 100% interest in The RHL Group, Mr. Lorsch shares voting and dispositive power over 79,371,696 shares held by The RHL Group. Thus, Mr. Lorsch may be deemed to beneficially own 94,071,448 shares of Issuer Common Stock, or approximately 32.1% of the outstanding shares, based on 250,060,616 shares of Issuer Common Stock outstanding as of June 08, 2016.

(c) None of the Reporting Persons has effected any transaction in the shares of Issuer Common Stock during the past 60 days, except as disclosed herein.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 7.    Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

99.1	Eighth Amended and Restated Secured Promissory Note dated August 13, 2013 by and among MMRGlobal, Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.
99.2	Warrant dated August 13, 2013 issued by MMRGlobal, Inc. in favor of the RHL Group, Inc.
99.3	Warrant dated July 10, 2014 issued by MMRGlobal, Inc. in favor of the RHL Group, Inc.
99.4	Ninth Amended and Restated Secured Promissory Note dated July 10, 2014 by and among MMR Global, Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.
99.5	Warrant dated May 20, 2015 issued by MMRGlobal, Inc. in favor of The RHL Group, Inc.
99.6	Tenth Amended and Restated Secured Promissory Note dated May 20, 2015 by and among MMRGlobal Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.
99.7	Warrant dated May 12, 2016 issued by MMRGlobal Inc. in favor of the Robert H. Lorsch.
99.8	Eleventh Amended and Restated Secured Promissory Note dated June 06, 2016 by and among MMRGlobal Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2016

THE RHL GROUP, INC.

By: /s/ Robert H. Lorsch
Robert H. Lorsch
Chief Executive Officer

ROBERT H. LORSCH

By: /s/ Robert H. Lorsch

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Eighth Amended and Restated Secured Promissory Note dated August 13, 2013 by and among MMRGlobal, Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.
99.2	Warrant dated August 13, 2013 issued by MMRGlobal, Inc. in favor of the RHL Group, Inc.
99.3	Warrant dated July 10, 2014 issued by MMRGlobal, Inc. in favor of the RHL Group, Inc.
99.4	Ninth Amended and Restated Secured Promissory Note dated July 10, 2014 by and among MMR Global, Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.
99.5	Warrant dated May 20, 2015 issued by MMRGlobal, Inc. in favor of The RHL Group, Inc.
99.6	Tenth Amended and Restated Secured Promissory Note dated May 20, 2015 by and among MMRGlobal Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.
99.7	Warrant dated May 12, 2016 issued by MMRGlobal Inc. in favor of the Robert H. Lorsch.
99.8	Eleventh Amended and Restated Secured Promissory Note dated June 06, 2016 by and among MMRGlobal Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.